Exhibit 4

The Chairman's Message

I am well aware that serious challenges exist today in the global business environment and that the upheaval in the world's financial markets that began last year has spread to numerous areas of the economy. However, despite the widespread economic turmoil, MI Developments has maintained its strong fundamentals and also achieved solid financial results during 2008.

Our primary tenant, Magna International, remains the world's most diversified automotive supplier and has the necessary foundation to withstand the downturn that has battered the global automotive industry. Experience has demonstrated that economic conditions are cyclical and, although we cannot predict the timing, we anticipate a return to more favourable economic times and an even stronger Magna. We at MID hope that, at the right time, we will be in a position to grow with Magna, expanding our core foundation of high quality industrial properties and increasing our geographic diversification.

In the meantime, MID will continue to chart a steady course for measured growth by seeking to expand our horizons into new markets, new industries and with new tenants. By acquiring and developing a more diversified real estate portfolio, we will be establishing the groundwork for additional growth and sustainable financial stability. In this regard, we have recently undertaken a number of measures to preserve the value of our secured loans to Magna Entertainment and we look forward to developing the valuable real estate assets that we may acquire from MEC for the benefit of all MID stakeholders.

Since our establishment as a separate public company six years ago, MID has maintained a long-term perspective, which has proven to be a prudent course of action during difficult times. I am firmly committed to seeing MID thrive in a manner that builds long-term value for all its stakeholders in the years ahead.

/s/ Frank Stronach
Frank Stronach
Chairman of the Board

Letter to Shareholders

To Our Shareholders

2008 was the sixth consecutive year in which MI Developments' revenues have grown on a year-over-year basis. Despite the global economic downturn that intensified in the latter part of the year and the significant difficulties experienced by the automotive industry throughout 2008, MID continues to achieve strong financial results, with a secure asset base, steady cash flow and substantially less leverage than our industry peers. At the same time, we are actively working to diversify our portfolio to achieve a less concentrated mix of properties and tenants, expand our development activities and seek new opportunities for growth outside of the Magna family.

2008 Highlights

The following are some of the key highlights from the past year:

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  Our funds from operations were $178 million, an increase of 25% over 2007. On a per share basis, our funds from operations were $3.82, up from $2.96 in 2007.

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  We posted rental revenues of $179 million, an increase of 7% over 2007.

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  We had interest and other income from our secured loans to Magna Entertainment of $40.6 million, up from $22.5 million in 2007.

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  We completed eight Magna-related expansion projects and one third party expansion project, which added an aggregate of 154 thousand square feet of leaseable area, bringing the total square footage of our income-producing properties to 27.3 million.

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  We received approval from the Board of County Commissioners for Palm Beach County, Florida for the rezoning of our Palm Meadows property to allow for over 275 single family homes.

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  We continued to expand our customer base, including by signing long-term leases with affiliates of Cardinal Health and Siemens Canada.

Magna Entertainment

Since the time that MID became a public company, we have had a controlling equity interest in Magna Entertainment, a separate public company. MID has made secured loans to MEC because we believed, and continue to believe, that MEC has very valuable lands under and adjacent to its racetracks. However, over the past several years, MEC has experienced significant financial challenges. Despite our efforts to develop a viable reorganization for MEC, in early March of this year, MEC filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in U.S. Bankruptcy Court. To protect the value of our secured loans, MID agreed to provide a debtor-in-possession financing facility to MEC so that MEC can continue its operations through the Chapter 11 proceedings and undertake an orderly process to sell its assets and repay debt, including the $372 million owed to MID at the time of MEC's filing. In addition, MID entered into an agreement with MEC to be the initial bidder for certain assets from MEC, and laid out a plan for the creation of a separate and self-sustaining subsidiary to hold any racing or gaming assets acquired by MID through the Chapter 11 process. We believe that these steps will preserve the value of our secured loans to MEC and create value for our shareholders.

Looking Ahead

MID's high quality rental portfolio, sustainable income stream and strong balance sheet provide us with a solid basis for continued growth. One of our goals for 2009 is to restore our historically close relationship with Magna International, which we believe is well-positioned to win market share globally once the automotive industry recovers. Going forward, we will also more actively pursue a long-term strategy of identifying real estate opportunities outside of the automotive industry, where we can leverage our significant experience and expertise in property acquisition, development and management, as well as our financial flexibility and international capabilities. We intend to continue to seek new tenants and uses for industrial properties that become vacant and to look to develop our sizeable international land bank for both industrial and other purposes.

Despite the economic challenges confronting us in the year ahead, we remain optimistic about our future prospects. We have a proven track record of developing and constructing projects on time and on budget and we look forward to continuing to serve Magna's needs while cultivating new relationships and partnerships. By strengthening our core portfolio and expanding our horizons, we are confident in our ability to continue growing our business for many years to come.

In closing, we wish to thank all of our major stakeholders and, in particular, our employees, whose dedication and talent are the cornerstone of our company, as well as our tenants, who have entrusted us with their business.

/s/ Dennis Mills
Dennis Mills
Vice-Chairman and Chief Executive Officer

Corporate Profile MI Developments Inc. (“MID”) is a real estate operating company engaged principally in the ownership, management, leasing, development and acquisition of industrial and commercial properties. At December 31, 2008, the real estate business held a global portfolio of 105 income-producing properties in nine countries, representing 27.3 million square feet of leaseable area. Members of the Magna International Inc. (“Magna”) group of companies are MID’s primary tenants and provide approximately 98% of the annual real estate revenue generated by MID’s income-producing properties. Magna is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. In addition, MID owns land for industrial development and owns and acquires land that it intends to develop, on its own or with a joint venture partner, for mixed-use and residential projects. MID also has other operations held through a controlling interest in Magna Entertainment Corp. (“MEC”), a separate public company with its own board of directors and management team. As at December 31, 2008, based on revenues, MEC was North America’s number one owner and operator of horse racetracks, and one of the world’s leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets. On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware.

Real Estate Business Financial Highlights [1]


Revenues
(U.S. $ Millions)
250
200
150
100
50
02 03 04 05 06 07 08
Rental Revenues
(U.S. $ Millions)
200
160
120
80
40
02 03 04 05 06 07 08
Funds from Operations [2]
(U.S. $ Millions)
200
150
100
50
02 03 04 05 06 07 08
Funds from Operations Per Share [2] (U.S. $)
4.00
3.00
2.00
1.00
02 03 04 05 06 07 08

1. *MID is the successor to the real estate division of Magna and began trading as a separate public company in August 2003 following our spin-off from Magna. For the years ended December 31, 2003 and 2002, MID presented its results on a pro forma basis to enhance the comparability of the current and prior years' financial performance. Pro forma adjustments have been made to the historical results as though all of the spin-off transactions to list MID as an independent company had occurred as of January 1, 2002.*
2. *MID measures and presents Funds From Operations (FFO) and FFO per share (FFOPS) for the Real Estate Business because these are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO and FFOPS do not have a standardized meaning under Canadian generally accepted accounting principles and therefore may not be comparable to similar measures presented by other companies.*

We believe that our Real Estate Business has a number of key strengths, including:

- a large, geographically diversified portfolio of properties that provides continued opportunities for expansion and income growth;
- being well-positioned to respond to future development business requests from the Magna group given our successful track record and long history of property development for the Magna group on a global basis;
- a strong balance sheet with comparatively low leverage, which provides us with the financial flexibility to pursue attractive business and strategic opportunities;
- a strong track record of on-time and on-budget development and construction in all of our geographic markets;
- an experienced management team and construction group familiar with the building and infrastructure requirements of our automotive tenants; and
- an entrepreneurial culture that we inherited from Magna that drives our employees and management to grow our business.